Mailstop 4561

January 30, 2009

<u>**Via Facsimile (425) 936-7329 and U.S. Mail**</u>

John A. Seethoff
Vice President and Deputy General Counsel
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re: Microsoft Corporation**
> **Definitive Proxy Statement**
> **Filed September 29, 2008**
> **File No. 000-14278**

Dear Mr. Seethoff:

We have completed our review of your Definitive Proxy Statement and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel